SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Voice Powered Technology, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    92861H107
                                 (CUSIP Number)

                                Belle Group, Ltd.
                            23679 Calabasas Road (412)
                           Calabasas, California 91302
                                 (818) 591-8333
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            William B. Barnett, Esq.
                       15233 Ventura Boulevard, Suite 410
                         Sherman Oaks, California 91403
                                 (818) 789-2688

                                 August 19, 2002
             (Date of Event which Requires Filing of this Statement)













If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D
---------------------                                               ------------
CUSIP No. 92861H-10-7                                                Page 2 of 7
---------------------                                               ------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Belle Group, Ltd.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Nevada
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     None
      NUMBER OF              ---------------------------------------------------
        SHARES                8      SHARED VOTING POWER
     BENEFICIALLY                    74,258,788
      OWNED BY               ---------------------------------------------------
        EACH                  9      SOLE DISPOSITIVE POWER
      REPORTING                      None
       PERSON                ---------------------------------------------------
        WITH                 10      SHARED DISPOSITIVE POWER
                                     74,258,788
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             74,258,788
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             82.3%*
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             00     Limited Liability Company
--------------------------------------------------------------------------------
* Based on 90,245,360 shares of Issuer Common Stock outstanding as of August 27, 2002.

                                  SCHEDULE 13D
---------------------                                               ------------
CUSIP No. 92861H-10-7                                                Page 3 of 7
---------------------                                               ------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Yale Farar
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             Not Applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     None
      NUMBER OF              ---------------------------------------------------
        SHARES                8      SHARED VOTING POWER
     BENEFICIALLY                    74,258,788
      OWNED BY               ---------------------------------------------------
        EACH                  9      SOLE DISPOSITIVE POWER
      REPORTING                      None
       PERSON                ---------------------------------------------------
        WITH                 10      SHARED DISPOSITIVE POWER
                                     74,258,788
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             74,258,788
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             82.3%*
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------
* Based on 90,245,360 shares of Issuer Common Stock outstanding as of August 27, 2002.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the Issuer Common Stock), of Voice Powered Technology, Inc., a California corporation (the Issuer). The principal executive offices of the Issuer are located at 15915 Ventura Boulevard, Suite 301, Encino, California 91436.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed on behalf of Belle Group, Ltd. (the Reporting Entity), as the direct beneficial owner of shares of Issuer Common Stock, and by Yale Farar ("Manager/Member") by virtue of his ownership of the membership of the Reporting Entity. Certain information concerning the Manager of the Reporting Entity is set forth on Schedule 1 attached hereto and incorporated herein by reference. The Reporting Entity does not have any executive officers.

(b) The Reporting Entity is a limited liability company, organized under the laws of the State of Nevada. The Reporting Entity's business address is 23679
Calabasas Road (412), Calabasas, California 91302.   Manager/Member is an
individual residing in California. Manager/Member's business address is 23679 Calabasas Road (412), Calabasas, California 91302.

(c) The Reporting Entity is engaged in the business of investments/venture capital. Manager/Member is an individual engaged in investment activities. The principal occupations of the Manager of the Reporting Entity are set forth on
Schedule 1 hereto and incorporated herein by reference.

(d) During the last five years, neither the Reporting Entity nor the Manager/Member or to the best of their knowledge, any person named in Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Entity, nor Manager/Member or to the best of their knowledge, any person named in Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Entity is a limited liability company formed under the laws of the State of Nevada. The Manager/Member is a citizen of the United States. The citizenship of the Manager/Member of the Reporting Entity is set forth on
Schedule 1 hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Securities Purchase Agreement dated as of August 2, 2002 by and between Issuer and the Reporting Entity (the Securities Purchase Agreement), the Reporting Entity acquired 74,258,788 shares of Issuer Common Stock in exchange for a purchase price of $100,000. The Reporting Entity paid the Issuer $100,000 on August 19, 2002. The funds used to make such purchase were provided from the working capital of the Reporting Entity.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Entity acquired the shares of Issuer Common Stock in order to have the controlling interest in Issuer.

Except as disclosed in this Item 4, the Reporting Entity does not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Entity expects to evaluate the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the Reporting Entity reserves the right to change its plans and intentions at any time, as its Manager and Members deem appropriate. In particular, the Reporting Entity may, subject to the restrictions contained in the securities laws, acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions, dispose of shares of the Issuer Common Stock or other securities in public or private transactions, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Entity is the direct beneficial owner of 74,258,788 shares of Issuer Common Stock, which shares constitute 82.3% of the total class. As the sole Member of the Reporting Entity, the Manager/Member, may be deemed to share indirect beneficial ownership of the 74,258,788 Shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute 82.3% of the total class.


Except as set forth in this Item 5(a), none of the persons named in Schedule 1 hereto owns beneficially any shares of Issuer Common Stock.

(b) The Reporting Entity has the direct power to vote and direct the disposition of the 74,258,788 shares of Issuer Common Stock beneficially owned by it. By virtue of the relationships described in Item 2 and in paragraph (a) of this
Item 5, the Manager/Member may be deemed to share the indirect power to vote and direct the disposition of the 74,258,788 shares of Issuer Common Stock beneficially owned by the Reporting Entity.

(c) Other than as described in Item 3, no transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Entity, or Manager/Member to the best of their knowledge, any person listed in Schedule 1 hereto.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Neither the Reporting Entity, Manager/Member or to the best of their knowledge, any person listed on Schedule 1 hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Securities Purchase Agreement, dated August 2, 2002, by and between Voice Powered Technology, Inc., a California corporation, and Belle Group, Ltd. a Nevada limited liability company.

Exhibit 2   Agreement dated August 27, 2002 Re: Joint Filing of Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 30, 2002                   Belle Group, Ltd.
                                        a Nevada Limited Liability Company


                                        By: /s/ Yale Farar
                                            ------------------------------------
                                                Yale Farar
                                                Manager





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: August 30, 2002                  By: /s/ Yale Farar
                                           ------------------------------------
                                                Yale Farar
                                                an individual

                                   SCHEDULE 1

                                BELLE GROUP, LTD.



    NAME, BUSINESS ADDRESS                  PRINCIPAL
  AND CITIZENSHIP OF MANAGER                OCCUPATION         BUSINESS EMPLOYER
  ----------------------------              ----------         -----------------
Yale Farar                                   Investor                 N/A
23679 Calabasas Road (412)
Calabasas, California  91302
United States Citizen

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            ------------

Exhibit 1 Securities Purchase Agreement, dated August 2, 2002, by and between Voice Powered Technology, Inc., a California corporation, and Belle Group, Ltd.

Exhibit 2   Agreement dated August 27, 2002 Re: Joint Filing of Schedule 13D.

                                    EXHIBIT 1


                          SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the "Agreement") is made and entered into as of August 2, 2002, by and between FRANKLIN ELECTRONIC PUBLISHERS, INC., a Pennsylvania corporation (the "Seller"), and BELLE GROUP, LTD., a Nevada Limited Liability Company (the "Purchaser").

                                    RECITALS

WHEREAS, the Seller owns a total of 74,258,788 shares of Voice Powered Technology International, Inc. (the "Company") common stock, par value of $0.001 per share (the "Shares") and

WHEREAS, the Seller desires to sell the Shares to Purchaser on the terms and conditions set forth herein; and

WHEREAS, Purchaser desires to purchase the Shares on the terms and conditions set forth herein.

                                    AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Sell and Purchase.

1.1 Sale and Purchase of Shares. Subject to the terms and conditions set forth herein, the Seller hereby agrees to sell to Purchaser and Purchaser agrees to purchase from the Seller at the Closing (as defined in Section 2.1 hereof) the Shares for $100,000.00.

1.2 Sale of Shares. At the Closing, (i) Purchaser shall deliver to the Seller by wire transfer to the account of the Seller designated prior to the Closing the sum of $100,000, and (ii) the Seller shall deliver to Purchaser a stock certificate(s) representing the Shares, together with assignments, separate therefrom, assigning the interest of the Seller in the Shares to the Purchaser. The Shares are validly issued, fully paid and non-assessable.

2. Closing, Delivery and Payment.

2.1 Closing. Subject to satisfaction of the conditions contained herein, the closing of the sale and purchase of the Shares under this Agreement (the "Closing") shall take place on the eleventh day after the Company files a Form 14F-1 pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission and concurrently, therewith, transmits Form 14F-1 to all holders of record of common stock of the Company who would be entitled to vote at a meeting for the election of directors. (Such date is hereinafter referred to as the "Closing Date"). With the cooperation of the Purchaser, the Company shall use its best efforts to prepare, file and distribute to its shareholders the Form 14F-1 within five (5) business days after execution of this Agreement.

2.2 Election of Directors. Currently, Messrs. Lipsky, Winsky, Levitt and Cohen are the directors and officers of the Company. Effective as of the Closing, the Seller, as owner of 82.3 percent of the outstanding capital stock of the Company shall cause the Board to elect William B. Barnett and such others as may be selected by him as the Directors of the Company, and the Company shall have complied in all material respects with all California laws and the Securities Exchange Act of 1934 and the rules and regulations promulgated, thereunder, in electing such Directors.

3. Representations and Warranties of the Seller. The Seller hereby represents and warrants to Purchaser the following:

3.1 Organization, Good Standing and Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania. The Seller has all requisite corporate power and authority to execute and deliver this Agreement, to sell the Shares, and to carry out the provisions of this Agreement.

3.2 Authorization; Binding Obligations. All corporate action on the part of the Seller, its officers and directors for the authorization of this Agreement, the performance of all obligations of the Seller hereunder at the Closing and the authorization, sale and delivery of the Shares pursuant hereto has been taken. This Agreement, when executed and delivered, will be a valid and binding obligation of the Seller enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (b) general principles of equity that restrict the availability of equitable remedies. The sale of the Shares is not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

3.3 Liabilities. The Seller, to its knowledge, is not aware of any liabilities, contingent or otherwise, including for taxes, which are not disclosed in the audited financial statements for the year-ended December 31, 2001, and the unaudited financial statements of the Company for the three-months ending March 31, 2002 (the "Financial Statements").

3.4 Agreements; Action.

(a) To the knowledge of the Seller, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, affiliates or any affiliate thereof;

(b) There are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or, to the knowledge of the Seller, by which the Company is bound;

(c) Since December 31, 2001, the Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed, (iii) made any loans or advances to any person, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights.

3.5 Changes. Since March 31, 2002, there has not been, to the knowledge of the
Seller:

(a) Any change in the assets, liabilities, financial condition, prospects or operations of the Company from that reflected in the Financial Statements other than changes in liabilities such as the cost of telephone and rent incurred in the ordinary course of business;

(b) Any change in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

(c) Any damage, destruction or loss, whether or not covered by insurance, adversely affecting the properties, business or prospects or financial condition of the Company;

(d) Any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Company; or

(e) Any change in any agreement to which the Company is a party or by which it is bound which adversely affects the business, assets, liabilities, financial condition, operations or prospects of the Company.

3.6 Capitalization. The Company has authorized 100,000,000 shares of $.001 stated value common stock of which 90,245,360 shares are issued and outstanding. There are no other equity securities, including warrants or options, of the Company authorized, issued or outstanding, and none have been authorized to be issued at any future date.

3.7 Litigation. To the knowledge of the Seller, except as set forth on Schedule
3.7 hereto, there is no action, suit, proceeding or investigation pending or, to the knowledge of the Seller, currently threatened against the Company. The foregoing includes, without limitation, actions pending or, to the knowledge of the Seller, threatened or any basis therefor known by the Seller.

3.8 Taxes. To the knowledge of the Seller, all federal, foreign, state and local tax returns and information statements required to be filed by or with respect to the activities of the Company have been filed for all years and periods for which such returns and statements were due, including extensions thereof. As of the Closing Date, the Company will not be delinquent in the payment of any such tax or assessment, and no deficiencies for any amount of such tax have been proposed or assessed.

3.9 Brokers' Fees. The Seller (i) has not, directly or indirectly, dealt with any broker or finder in connection with this transaction and (ii) has not incurred or will not incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

3.10 SEC Filings. To the knowledge of the Seller, the Company has filed all required reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission ("SEC") pursuant to the Exchange Act and the Securities Act of 1933 (the "Securities Act") (collectively, including all exhibits thereto, the "SEC Filings"). The SEC Filings, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the

Exchange Act and the Securities Act, as the case may be, and the rules and regulations thereunder. The Seller will continue to file all required SEC Filings which may be required to be filed prior to the Closing.

4. Representations and Warranties of the Purchaser. Purchaser hereby represents and warrants to the Seller as follows:

4.1 Requisite Power and Authority. Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out the provisions hereof and thereof. All action on Purchaser's part necessary for the authorization, execution and delivery of this Agreement have been taken. Upon Purchaser's execution and delivery, this Agreement will be a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

4.2 Investment Representations. Purchaser understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in this Agreement. Purchaser hereby represents and warrants as follows:

(a) Purchaser Bears Economic Risk. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect Purchaser's own interests. Purchaser must bear the economic risk of this investment indefinitely unless and until the Shares are registered pursuant to the Securities Act, or an exemption from registration is available;

(b) Acquisition For Own Account. Purchaser is acquiring the Shares for Purchaser's own account;

(c) Purchaser Can Protect Its Interest. Purchaser represents that by reason of Purchaser's business or financial experience, Purchaser has the capacity to protect Purchaser's own interests in connection with the transactions contemplated in this Agreement. Further, Purchaser is aware of no requirement to publish any advertisement in connection with the transactions contemplated in the Agreement;

(d) Accredited Investor. Purchaser represents that Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act;

(e) Company Information. Purchaser has received and read the SEC Filings and has had an opportunity to discuss with the Seller the Company's business, management and financial affairs. Purchaser has also had the opportunity to ask questions of and receive answers from, the Seller and its management regarding the terms and conditions of this investment;

5. Closing Conditions and Deliveries. The obligations of Purchaser to purchase the Shares and of the Seller to sell the Shares shall be subject to the following:

5.1 Representations and Warranties True; Performance of Obligations. The representations and warranties made by the Seller in Section 3 hereof shall be true and correct in all material respects as of the Closing Date, and the Seller shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

5.2 Stock Certificates. The stock certificates representing the Shares shall have been delivered to the Purchaser.

5.3 Forgiveness of Debt. Prior to the Closing Date, all monies owed to Seller by the Company shall be forgiven, and the Company shall be released from any further obligations or liabilities to the Seller.

5.4 Due Diligence. The completion to Purchaser's satisfaction, which shall not be unreasonable, of an investigation of all documents pertaining to the Company shall be completed by August 2, 2002.

5.5 Termination Date. The purchase of the Shares must be completed by August 30, 2002, unless extended by mutual written agreement of the parties hereto.

5.6 Representations and Warranties True. The representations and warranties made by Purchaser in Section 4 shall be true and correct at the date of the Closing, and the Purchaser shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

5.7 Form 14F-1. The filing of a Form 14F-1 and its delivery, at least ten (10) days prior to the Closing Date, to all shareholders of record of the Company's common stock.

5.8 General Release. Delivery of a General Release from the Company in favor of the Company's existing directors and officers in form and substance satisfactory to such directors and officers.

6. Miscellaneous.

6.1 Governing Law. This Agreement shall be governed by, construed in accordance with, and enforced under, the laws of the state of New York, without regard to the principles of conflicts of law of such state.

6.2 Survival. The representations, warranties, covenants and agreements made herein shall not survive the Closing Date. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Seller pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Seller hereunder solely as of the date of such certificate or instrument.

6.3 Successors and Assigns. This agreement may not be assigned by a party hereto without the written consent of the other party. Subject to the foregoing, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.

6.4 Entire Agreement. This Agreement, the exhibits and schedules hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

6.5 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.6 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of both parties.

6.7 Publicity. All press releases, announcements or other publicity pertaining to the transactions contemplated hereby must be approved by the Purchaser and the Seller prior to release, provided that such approvals may not be unreasonably withheld. The Purchaser and the Seller each understand and agree that copies of this Agreement may be filed with the SEC in connection with Form 8-K and Form 13D filings.

6.8 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any of Purchaser's or Seller's part of any breach, default or noncompliance under this Agreement or any waiver on such party's part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

6.9 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, or two
(2) business days after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Seller or Purchaser at the address set forth on the signature page hereof, or at such other address as the Seller or Purchaser may designate by ten (10) days advance written notice to the other party hereto.

6.10 Expenses. The Purchaser and the Seller shall each bear their own costs and expenses incurred with respect to the negotiation, execution, delivery and performance of the Agreement provided, however, that Purchaser shall reimburse Seller for all expenses relating to the mailing of the Form 14F-1 to the Company's stockholders.

6.11 Arbitration. Any controversy or claim relating to this Agreement, or its breach, or to the relationship created by this Agreement, shall be settled by an arbitration proceeding in New York, New York pursuant to the rules then prevailing of the American Arbitration Association. The decision of a majority of the arbitrators shall be final and binding on all the parties hereto, and judgment may be entered in any court of competent jurisdiction.

6.12 Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

6.14 Confidentiality. Subject to Section 6.7 hereof, each party hereto agrees that, except with the prior written consent of the other party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the other parties to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement, the performance of its obligations hereunder or the ownership of the Shares purchased hereunder. The provisions of this Section 6.14 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto.

6.15 Further Assurances. At any time and from time to time after the Closing Date, each party will execute such additional instruments and take such actions as may be reasonably requested by the other party to carry out the intent and purposes of this Agreement.

7. Indemnification.

(a) The Seller shall indemnify and hold harmless the Purchaser, its subsidiaries, employees, officers and directors and the Company and its new officers and directors against any losses, damages, claims, costs, expenses, interest, awards, judgments, including reasonable attorneys' fees and expenses and costs of investigation, but excluding consequential damages, punitive damages, lost profits, diminution in value, damage to reputation or the like (collectively "Losses") suffered or incurred by them arising out of or resulting from (i) the breach of any representation or warranty made by the Seller in this Agreement, or (ii) any obligations or payables of the Company existing at the Closing Date or arising from events prior to the Closing Date, including any threatened claims or actions regarding a patent infringement against the Company.

(b) The Purchaser shall indemnify and hold harmless the Seller, its subsidiaries, employees, officers and directors and the Company's prior officers and directors against any Losses suffered or incurred by them arising out of or resulting from (i) the breach of any representation or warranty made by the Purchaser in this Agreement, or (ii) any obligations or payables of the Company arising from events after the Closing Date.

                      [SIGNATURE PAGE FOLLOWS ON NEXT PAGE]

                [SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this SECURITIES PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.

                      FRANKLIN ELECTRONIC PUBLISHERS, INC.,
"SELLER" a Pennsylvania corporation

By:
Chief Executive Officer Address:
                      Franklin Electronic Publishers, Inc.
                               One Franklin Plaza
                          Burlington, New Jersey 08016

                               BELLE GROUP, LTD.,


"PURCHASER"                        a Nevada Limited Liability Company



                                   By:
                                            --------------------------------
                                            Yale Farar, Manager
                                   Address:
                                            Belle Group, Ltd.
                                            23679 Calabasas Road (412)
                                            Calabasas, California  91302

                                  SCHEDULE 3.7

As reflected in the Company's SEC filings, in December 1999 the Company was notified by the patent holder of a filed lawsuit in the Unites States District Court for the District of Massachusetts (Civil Action No. 99-CV-12468) alleging infringement of U.S. Patent 5,969,496. No further action has been taken by the patent holder.

                                    EXHIBIT 2

                         AGREEMENT DATED AUGUST 27, 2002

                        RE: JOINT FILING OF SCHEDULE 13D



The undersigned agree that

(i) each of them is individually eligible to use the Schedule 13D attached hereto;

(ii) the attached Schedule 13D is filed on behalf of each of them; and

(iii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning himself or itself; but none of them is responsible for the completeness or accuracy of the information concerning other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.





Dated: August 27, 2002                  Belle Group, Ltd.
                                        a Nevada Limited Liability Company


                                        By: /s/ Yale Farar
                                            ------------------------------------
                                                Yale Farar
                                                Manager








                                            /s/ Yale Farar
                                            ------------------------------------
                                                Yale Farar
                                                an individual